March 2, 2011

David K. Michaels	Email dmichaels@fenwick.com

Partner	Direct Dial (415) 875-2455

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Daniel F. Duchovny, Esq.

Re:	RAE Systems Inc.
Preliminary Revised Proxy Statement on Schedule 14A
Filed February 22, 2011
File No. 001-31783

Amended Schedule 13E-3
Filed February 22, 2011
File no. 005-58813
Filed by RAE Systems Inc., et. al.

Dear Mr. Duchovny:

We have received your letter, dated February 25, 2011, conveying comments of the staff (the “Staff”) of the Securities and Exchange Commission (“Commission” or “SEC”) regarding the above-referenced filings. We are outside counsel to RAE Systems Inc. (“Company” or “RAE Systems”) with respect to the transactions described in these filings, and we have provided the Company’s responses to your comments below. For ease of reference, we have set forth below each of the staff’s comments in bold, italicized text in the same numbered order in which they appear in your letter. A copy of the revised preliminary proxy statement and the Amendment No. 2 to Schedule 13E-3 filed today with the Commission are attached for the Staff’s reference, marked to indicate changes from the preliminary revised proxy statement and Amendment No. 1 to Schedule 13E-3 previously filed with the Commission.

Amended Schedule 13E-3

1.  We reissue prior comment 1. The Schedule 13E-3 was filed by all of the filing persons and all of them are responsible for the         disclosure included in the Schedule.

Response:  The Schedule 13e-3 has been revised to remove the disclaimer.

Preliminary Revised Schedule 14A

Summary Term Sheet, page 1

2.  We note the revisions made in response to prior comment 5. Please revise your disclosure further to clarify whether the amounts of         equity financing to be invested by

Securities and Exchange Commission
Division of Corporate Finance
March 2, 2011

Vector Capital ($52.1 million) and PSIL ($8 million) may be increased in the event the debt financing is not obtained and describe the effect of any such increase on the post-closing capital structure. Also, please disclose whether there is any maximum amount for the equity contributions of each of Vector Capital and PSIL.

Response:  The Proxy Statement has been revised on pages 2 and 49 in response to this comment

Background of the Merger, page 12

3.	We note the response to prior comment 7. Please disclose the basis for the views expressed by Mr. Chen’s counsel as to the enforceability of the original rollover agreements in connection with the “Merger Agreement as amended.” Also, explain whether any filing person considered this development in drafting and evaluating the Battery merger agreement (which did provide for the possibility that a superior offer may be presented to and considered by the company). Finally, revise your disclosure in an appropriate location to include the analysis conducted by Mr. Chen as to whether the potential dilution or increased financial leverage to the company subsequent to the merger outweighed the benefit of an additional $0.10 per share to be paid to all of the company’s security holders through the January 16, 2011 Battery merger proposal.

Response:  The Proxy Statement has been revised on page 24 in response to this comment.

With respect to the question of whether the Company considered the possibility that such a development could occur in drafting and evaluating the Battery merger agreement, the Company supplementally advises the Staff that the Special Committee was mindful that any party seeking to make a superior proposal that required the participation of Mr. Chen and Dr. Hsi through a rollover of their shares would need to obtain the agreement of Mr. Chen and Dr. Hsi to do so, which could present a challenge for any bidder seeking to make such a proposal. It would not have been appropriate for the Special Committee to seek to require that Mr. Chen and Dr. Hsi expressly agree in advance to be obligated to roll over their shares in the event that Battery made such a proposal. There was no contractual or other legal basis by which the Special Committee could require that Mr. Chen and Dr. Hsi expressly agree in advance to be obligated to roll over their shares in the event that Battery made such a proposal. As equity participants in the acquisition of the Company, Mr. Chen and Dr. Hsi were entitled to negotiate and agree with Battery on the circumstances in which a change in their transaction requires, or does not require, their consent.

4.	Please update the description of the offer presented by Battery Venture’s affiliates on February 2, 2011. Also, clarify whether the termination fee previously paid to Battery Ventures would be recovered in the event the company agreed to a new transaction with Battery Ventures.

Securities and Exchange Commission
Division of Corporate Finance
March 2, 2011

Response:	The Proxy Statement has been revised on page 27 to update the disclosure of the status of the offer presented by Battery Venture’s affiliates and to disclose that Battery is not required to return the termination fee previously paid. The Company supplementally advises the Staff that it is not at this time in a position to provide any further disclosure regarding the treatment of the previously paid termination fee, as this would be one of the points to be addressed, one way or the other, if and when Battery makes a definitive proposal that addresses all of their terms and these terms are negotiated by the Special Committee.

Reasons for the Merger of RAE Systems and Recommendation of the Board of Directors, page 27

5.	We reissue prior comment 8 in part. Revise your disclosure to describe whether the special committee attempted to negotiate the elimination of the condition Battery Ventures placed on its offer that required the support of Mr. Chen and Dr. Hsi.

Response:  The Proxy Statement has been revised on page 28 in response to this comment.

Should you have any questions or comments concerning this response to your comment letter, please contact me at (415) 875-2455, or Randall Gausman, the Company’s Chief Financial Officer, at (408) 952-8404.

Sincerely,

/s/  David K. Michaels

David K. Michaels

cc:	Susan Wang-Wade (Chair, Special Committee)
Randall K. Gausman (Chief Financial Officer)
Steve L. Camahort (Shearman & Sterling LLP)
Robert Ishii (Wilson Sonsini Goodrich & Rosati)

Enclosures